Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext U.S. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 26 - 2008

December 11, 2008
FOR IMMEDIATE RELEASE

INFILL DRILLING PROGRAM COMPLETED AT JOANNA
116 GRAMS OF GOLD PER TONNE OVER 2.7 METRES INTERSECTED

Aurizon Mines Ltd. (TSX: ARZ; NYSE Alternext U.S.: AZK) is pleased to announce the completion of an important infill drill program at its Joanna project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

Four hundred sixty-three (463) holes totalling 134,489 metres have been completed by Aurizon at Joanna, with the objective of confirming results from previous drilling and to extend the mineralized zones.  Results from three hundred nineteen (319) holes have been previously released, and results from seventy (70) holes are included in this release.  Results are currently pending for seventy-four (74) holes.  All results are expected to be received before year end.

Drilling intersected one to four mineralized intersections along the main zones on the East block (formerly Hosco) corresponding to a geological continuity along the strike of 1.1 kilometres with combined thickness variations between 20 and 100 metres.  New results for individual mineralized intervals such as 2.4 grams of gold per tonne over 35.6 meters in hole JA-08-404, 2.0 grams of gold per tonne over 24 meters in hole JA-08-397 and 2.1 grams of gold per tonne over 26.4 metres in hole JA-08-330, indicate consistency of the mineralized system at the limit of the proposed pit outline (BBA Preliminary Assessment Report, see news release dated May 12, 2008 and report filed on under the Company’s profile at www.sedar.com “BBA Preliminary Assessment”).

In addition, an exceptional result of 116 grams of gold per tonne over 2.7 metres (true thickness) in hole JA-08-329 has been intercepted 50 metres above historical underground development in a vein system inside the disseminated mineralized body.

“We are pleased to conclude this major drill program which has confirmed the consistency of thickness, continuity and grade mineralization.  We would like to thank our staff for completing the infill drilling program on budget and schedule.” said Michel Gilbert, Vice-President of Aurizon.

The best results reported are as follows:

		Mineralized Intersections
Hole	East	From	To	Gold grade	True width
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
JA-08-329	8525	72.0	82.5	3.6	9.5
		100.5	103.5	116.0	2.7
JA-08-330	9101	121.5	142.5	1.1	20.7
		169.5	196.5	2.1	26.4
JA-08-404	8200	24.0	64.5	2.4	35.6

Aurizon Mines Ltd.
News Release – December 11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

Results of fifty seven (57) holes representing one or more individual mineralized intersections with grades over 1 gram of gold per tonne over more than 5 metres are indicated on detailed tables attached to this news release.  An additional table indicates distinct or included 1.2 to 2.7 metres intervals of more than 10 grams of gold per tonne.

The details of thirteen (13) holes with grades below 1.0 gram of gold per tonne are not included in the table.

A sketch showing the holes location with intersections greater than 23 metres is attached to this release.

East Block (Hosco)

Infill drilling is performed on a 25 metre by 25 metre spacing within the core of the areas previously known as the Hosco Zone as defined by BBA in their Report.  In this area, gold mineralization is located within different lenses located on both sides of the Cadillac break both dipping 55 degrees to the North. The South Zone, extending for more than 800 metres, corresponds to the entire length of the deposit.  The North Zone is restricted to an extension of 400 metres.  To date, 333 holes of 338 holes drilled on the East Block, successfully intersected mineralization above the cut off grade of 0.5 grams of gold per tonne as defined by the Preliminary Assessment report.

Preliminary Assessment Report

The BBA Preliminary Assessment concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 metre level, the Joanna project is potentially feasible as a stand alone open-pit mine operation and recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  In addition, the report provided guidelines on the environmental risks.

Based on the preliminary pit optimization studies and mine design in the BBA report, the estimated diluted in pit resources contained in the detailed pit design are 9.08 million tonnes in the indicated mineral resource category and 9.07 million tonnes in the inferred mineral resource category at a combined average grade of 1.5 grams of gold per tonne, based on a cut-off grade of 0.5 grams of gold per tonne.  The overall life of mine stripping ratio was estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees.  Total metal recovered was estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

The BBA Preliminary Assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment will be realized.

Outlook

With the infill program now completed, Aurizon expects to receive an updated resource estimate early in 2009, and has appointed BBA to prepare the pre-feasibility study upon completion of the updated resource estimate.  Contracts have been awarded to the following companies:  Roche Ltd., to complete the required environmental studies, Golder Associates, the rock mechanic evaluation of the pit design, and SGS Lakefield Research Limited, the metallurgy processes.  The pre-feasibility study will include the results of the expanded drill program, resource modelling and the metallurgical testwork that is presently in progress.

Following the infill drill program, Aurizon intends to resume its exploration drilling activities, testing high grade potential along the dip extension below 700 metres, and geophysical and geochemical targets outside of the main orebody, including the recently optioned Alexandria property located along the eastern extension of the Joanna deposit.

Aurizon Mines Ltd.
News Release – December 11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 10% of samples. For additional information on Quality Assurance and Quality control (“QA/QC”), refer to the previously mentioned BBA Preliminary Assessment Report.  Exploration primary assaying was performed at ALS Chemex of Val d’Or and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.   ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards, and Laboratoire d’Analyse Bourlamaque is in the process of obtaining ISO-9001-2000 certification.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, an appropriately qualified person as defined by National Instrument
43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna area.  Detailed results from the additional holes drilled are reported in separate tables.  All other information previously released on the Joanna Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – December 11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, a preliminary assessment, timing of an updated mineral resource estimate and a pre-feasibility study, and timing and expectations or future work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – December 11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

High grade
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-312	8426	156.0	157.5	10.0	1.5	1.4	S
JA-08-313	8426	147.0	148.5	19.9	1.5	1.3	S
JA-08-324	8475	60.0	61.5	23.9	1.5	1.3	S
JA-08-326	8475	66.0	67.5	13.9	1.5	1.2	S
JA-08-329	8525	75.0	76.5	14.3	1.5	1.4	S
		100.5	103.5	116.0	3.0	2.7	S
JA-08-330	9101	181.5	183.0	14.2	1.5	1.5	S
JA-08-358	8450	163.5	165.0	20.7	1.5	1.5	S
JA-08-368	8425	144.0	145.5	10.3	1.5	1.3	S
JA-08-378	8400	181.5	183.0	113.0	1.5	1.4	S
JA-08-397	8350	214.5	216.0	15.2	1.5	1.4	S
JA-08-404	8200	33.0	34.5	12.0	1.5	1.3	S

Infill North Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-312	8426	33.6	39.0	1.3	5.4	5.0	N
JA-08-330	9101	82.5	87.6	1.4	5.1	5.0	N
JA-08-351	8651	43.5	57.0	1.3	13.5	13.2	N
JA-08-352	8575	52.5	67.5	1.3	15.0	13.3	N
JA-08-358	8450	42.0	49.5	1.1	7.5	7.1	N
		63.0	79.5	1.2	16.5	15.6	N
JA-08-359	8450	45.0	50.6	1.4	5.6	5.0	N
		66.0	91.3	1.1	25.3	22.6	N
JA-08-366	8425	78.0	94.5	1.3	16.5	16.1	N
JA-08-367	Assay pending
JA-08-368	8425	84.0	109.5	1.1	25.5	22.4	N
JA-08-371	Assay pending
JA-08-375	Assay pending
JA-08-376	8725	208.5	213.9	1.5	5.4	5.0	N
JA-08-378	8400	63.0	82.5	1.0	19.5	17.6	N
		90.0	99.0	1.2	9.0	8.2	N
JA-08-379	Assay pending
JA-08-381	8700	172.5	178.5	1.2	6.0	5.9	N
JA-08-385	Assay pending
JA-08-386	8375	73.5	85.5	1.1	12.0	11.2	N
JA-08-387	Assay pending

Aurizon Mines Ltd.
News Release – December11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

Infill North Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-388	8375	75.0	93.0	1.0	18.0	14.4	N
		100.5	108.0	1.1	7.5	6.1	N
		115.5	123.0	1.1	7.5	6.1	N
JA-08-391	8700	106.5	117.0	1.0	10.5	10.2	N
JA-08-392	Assay pending
JA-08-393	8675	159.0	171.0	1.1	12.0	11.8	N
JA-08-394	Assay pending
JA-08-395	Assay pending
JA-08-396	8575	121.5	157.5	1.2	36.0	30.1	N
JA-08-397	8350	97.5	103.5	2.1	6.0	5.6	N
JA-08-399	Assay pending
JA-08-400	Assay pending
JA-08-401	Assay pending

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metre)	(grams/tonne)	(metres)	(metres)
JA-08-304	9275	91.5	106.5	1.1	15.0	12.9	S
		150.0	157.5	1.0	7.5	6.5
JA-08-310	Assay pending
JA-08-312	8426	81.0	102.0	1.4	21.0	19.5	S
JA-08-313	8426	76.5	82.3	1.1	5.8	5.0	S
		90.0	106.5	1.0	16.5	14.2	S
		115.7	121.5	1.4	5.8	5.0	S
JA-08-324	8475	43.5	49.5	3.0	6.0	5.3	S
		69.0	90.0	1.4	21.0	18.7	S
		96.0	112.5	1.0	16.5	14.7	S
		131.6	137.2	1.1	5.6	5.0	S
JA-08-325	8475	31.5	36.6	1.0	5.1	5.0	S
		43.5	48.6	1.4	5.1	5.0	S
JA-08-326	8475	8.4	16.5	1.0	8.1	6.5	S
		33.0	52.5	1.3	19.5	15.7	S
JA-08-327	9099	130.5	139.5	1.2	9.0	8.8	S
JA-08-328	8525	61.5	99.0	1.6	37.5	36.9	S
		105.0	111.0	2.1	6.0	5.9	S

Aurizon Mines Ltd.
News Release – December 11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-329	8525	72.0	82.5	3.6	10.5	9.5	S
JA-08-330	9101	82.5	87.6	1.4	5.1	5.0	S
		121.5	142.5	1.1	21.0	20.7	S
		169.5	196.5	2.1	27.0	26.4	S
JA-08-331	8500	40.5	45.6	1.4	5.1	5.0	S
		52.5	57.6	1.3	5.1	5.0	S
JA-08-332	Assay pending
JA-08-333	9175	40.5	52.5	1.3	12.0	10.7	S
JA-08-334	8550	72.0	85.5	1.6	13.5	13.3	S
JA-08-335	8551	81.0	114.0	1.8	33.0	30.1	S
		120.0	129.0	1.2	9.0	8.3	S
JA-08-337	8525	18.0	24.1	1.9	6.1	5.0	S
		36.0	54.0	1.3	18.0	14.9	S
		64.5	70.5	1.3	6.0	5.0	S
JA-08-338	9200	19.5	24.6	1.2	5.1	5.0	S
		34.5	61.5	1.0	27.0	26.5	S
JA-08-339	9200	25.5	34.5	2.4	9.0	7.6	S
JA-08-340	8550	12.0	52.5	1.2	40.5	39.7	S
JA-08-341	8575	45.0	50.1	1.8	5.1	5.0	S
JA-08-342	8650	57.0	63.0	2.1	6.0	5.9	S
		67.5	90.0	1.3	22.5	22.2	S
JA-08-343	8650	61.5	70.5	2.8	9.0	7.8	S
		76.5	82.5	3.5	6.0	5.2	S
		88.5	96.0	1.3	7.5	6.5	S
		102.0	108.0	3.0	6.0	5.2	S
JA-08-344	8600	21.0	27.0	1.4	6.0	5.9	S
		48.0	53.1	3.5	5.1	5.0	S
JA-08-346	8650	15.0	36.0	1.1	21.0	20.6	S
JA-08-347	9226	57.0	62.1	1.3	5.1	5.0	S
JA-08-348	9226	12.9	19.5	1.0	6.6	5.0	S
JA-08-349	8675	12.9	18.0	2.2	5.1	5.0	S
JA-08-350	8675	18.0	31.5	2.4	13.5	11.0	S
JA-08-353	8524	64.5	81.0	1.1	16.5	16.3	S
JA-08-355	8700	8.2	15.0	1.0	6.8	5.0	S
JA-08-356	9250	21.0	37.5	2.0	16.5	14.2	S
JA-08-357	8475	46.5	57.0	1.5	10.5	10.3	S
JA-08-358	8450	120.0	147.0	1.3	27.0	25.8	S
JA-08-359	8450	132.0	160.5	1.0	28.5	25.8	S
JA-08-360	9276	50.4	55.5	1.6	5.1	5.0	S
JA-08-361	9275	27.0	36.0	1.1	9.0	7.5	S

Aurizon Mines Ltd.
News Release – December 11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metre)	(grams/tonne)	(metres)	(metres)
JA-08-362	8726	36.0	41.1	1.9	5.1	5.0	S
		54.0	70.5	1.8	16.5	16.2	S
		76.5	85.5	1.1	9.0	8.8	S
JA-08-363	8875	90.0	99.0	1.4	9.0	8.6	S
		111.0	145.5	1.6	34.5	33.0	S
JA-08-364	9300	13.0	18.1	1.6	5.1	5.0	S
JA-08-365	9300	48.0	53.6	1.1	5.6	5.0	S
		61.5	75.0	1.1	13.5	12.1	S
		130.9	136.5	1.7	5.6	5.0	S
		142.5	148.1	1.5	5.6	5.0	S
JA-08-367	Assay pending
JA-08-368	8425	165.0	187.5	1.6	22.5	20.0	S
		195.0	216.0	1.3	21.0	18.8	S
JA-08-370	8775	158.5	163.5	1.2	5.0	5.0	S
		186.0	208.5	1.3	22.5	22.4	S
JA-08-371	Assay pending
JA-08-372	8775	168.0	175.5	1.2	7.5	7.1	S
		187.5	193.5	1.8	6.0	5.7	S
		199.5	232.5	1.0	33.0	31.5	S
		240.0	246.0	1.6	6.0	5.7	S
JA-08-373	8775	177.0	195.0	1.0	18.0	16.1	S
JA-08-378	8400	127.5	141.0	1.4	13.5	12.4	S
		147.0	163.5	1.4	16.5	15.2	S
		172.5	190.5	10.1	18.0	16.7	S
		202.5	216.0	2.1	13.5	12.5	S
		234.0	240.0	1.6	6.0	5.6	S
JA-08-379	Assay pending
JA-08-385	Assay pending
JA-08-386	8375	139.5	165.0	1.9	25.5	24.0	S
		185.2	190.5	1.6	5.3	5.0	S
JA-08-387	Assay pending
JA-08-388	8375	210.0	216.0	1.0	6.0	5.0	S
JA-08-389	8725	162.0	171.0	1.1	9.0	8.6	S
JA-08-391	8700	168.0	180.0	1.0	12.0	11.6	S
		208.5	228.0	1.1	19.5	19.0	S

Aurizon Mines Ltd.
News Release – December11, 2008
Infill Drilling Completed at Joanna
116 Grams of Gold per Tonne Over 2.7 Metres

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metre)	(grams/tonne)	(metres)	(metres)
JA-08-392	Assay pending
JA-08-394	Assay pending
JA-08-395	Assay pending
JA-08-396	8575	229.5	241.5	1.2	12.0	10.3	S
		259.5	265.5	2.1	6.0	5.2	S
		271.5	277.3	2.7	5.8	5.0	S
JA-08-397	8350	210.0	235.5	2.0	25.5	24.2	S
JA-08-403	Assay pending
JA-08-404	8200	24.0	64.5	2.4	40.5	35.6	S
		136.5	142.1	1.2	5.6	5.0	S